UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2014.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 22, 2013.

Exhibit 99.1 to this Form 6-K, the 2nd Quarter 2014 Report to Shareholders, contains certain references to the 2013 Annual Consolidated Financial Statements and references to the 2013 Management’s Discussion and Analysis of the Bank. All such references should be read to refer to the recast 2013 Annual Consolidated Financial Statements and recast 2013 Management’s Discussion and Analysis filed as Exhibits 99.1 and 99.2, respectively, to the Form 6-K filed by the Bank with the SEC on May 22, 2014.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 22, 2014	By:	/s/ Philip C. Moore
	Name:	Philip C. Moore
	Title:	Senior Vice President, Deputy General Counsel
and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	2nd Quarter 2014 Report to Shareholders
99.2	Earnings Coverage
99.3	Return on Assets, Dividend Payouts, and Equity to Assets Ratios